Exhibit 99.1

Catalyst Paper debtor-in-possession financing in place under CCAA order - TSX completes stock delisting review

RICHMOND, BC, Feb. 8, 2012 /CNW/ - Catalyst Paper Corporation (TSX: CTL) announced today that further to its press releases dated January 31, 2012, the company and certain of its subsidiaries obtained a further Order from the Supreme Court of British Columbia under the Companies' Creditors Arrangement Act (CCAA).

The Order amends and restates the Initial Order the Court granted on January 31, 2012.  The Order also approves advances under the debtor-in possession (DIP) financing of up to approximately $175 million, subject to certain terms and conditions, that the lenders have agreed to provide to Catalyst during the CCAA proceedings.  The Order has been recognized under chapter 15 of title 11 of the US Code.

The Order also declares certain named suppliers of the company as "critical suppliers" and requires those suppliers to continue to supply goods and/or services to the company on terms and conditions consistent with their supply relationship with the company as of January 27, 2012.  The Order provides the critical suppliers with a charge to secure amounts they extend to the company after February 6, 2012.  The critical suppliers have the right to make an application to the Court to vary the critical supplier order on March 11, 2012.

Catalyst also announced that the Toronto Stock Exchange (TSX) has determined to delist the company's common shares at the close of market on March 8, 2012. The company no longer meets the TSX continued listing requirements as a result of its financial condition and the commencement of CCAA proceedings.  Trading in the company's common shares on the TSX will remain suspended.

Catalyst manufactures diverse specialty printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the CCAA proceedings, the operations of the company, liquidity and the ability of the company to meet its obligations are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing and Corporate
Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:12e 08-FEB-12